Exhibit 99.10

LETTER OF CONSENT

Penn West Petroleum Ltd.,

Administrator of Penn West Energy Trust

200, 207 – 9th Avenue SW

Calgary, AB   T2P 1K3

Re:                 Engineer’s Letter of Consent
Penn West Energy Trust (“Penn West”)

We refer to: (i) our report dated February 17, 2009 and effective as of December 31, 2008, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas assets effective as at December 31, 2008, and (ii) our report dated February 23, 2009 and effective as of December 31, 2008 consolidating the independent evaluations of Penn West’s properties prepared in separate reports by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited  (collectively, the “Reports”).

We hereby consent to the use of our name and to the use of our Reports in Penn West’s:  (i) Annual Report (Form 40-F) for the year ended December 31, 2008; (ii) Registration Statement on Form F-3; (iii) press release regarding 2008 year-end results; (iv) Annual Information Form for the year ended December 31, 2008, including but not limited to, disclosures in accordance with National Instrument 51-101; and (v) Supplementary Oil and Gas Information (SFAS 69) (collectively, the “Disclosure Documents”).

We have read the Disclosure Documents and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Reports, or that is within our knowledge as a result of the services performed by us in connection with the Reports.

Sincerely,
GLJ PETROLEUM CONSULTANTS LTD.

(signed) “Dana B. Laustsen”

Dana B. Laustsen, P. Eng.
Executive Vice-President

Dated effective as of February 24, 2009

Signed on March 24, 2009

Calgary, Alberta

CANADA